

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

Min Zhao
Chief Executive Officer
Green Planet Bioengineering Co. Ltd.
19950 West Country Club Drive, Suite 100
Aventura, FL 33180

> **Re: Green Planet Bioengineering Co. Ltd.**
> **Amendment No. 3 to Preliminary Information Statement on Schedule 14C**
> **Filed May 27, 2011**
> **File No. 000-52622**

Dear Mr. Zhao:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jerold N. Siegan, Esq.
Arnstein & Lehr LLP
120S Riverside Plaza, 12th Floor
Chicago, IL 60606